Exhibit 99.1

Consortium Including Tencent Music Entertainment Group Completed Acquisition of Equity Interests in Universal Music Group

SHENZHEN, China, March 31, 2020 /PRNewswire/ --Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced that a consortium (the "Consortium") led by Tencent Holdings Limited (00700.HK) and participated by the Company (through one of its wholly-owned subsidiaries) and other co-investors has completed the acquisition of a 10% equity stake in Universal Music Group ("UMG") from its parent company, Vivendi SE (VIV.PA), at an enterprise value of EUR30 billion for 100% of UMG’s share capital (the "Transaction"). The Consortium has the option to purchase up to an additional 10% equity stake in UMG at an equivalent enterprise valuation as in the Transaction until January 15, 2021.

TME and UMG have also entered into a separate agreement as part of the Transaction which grants TME an option to acquire a minority equity stake in UMG's Greater China business within two years after the closing day of the Transaction.

Through deepening the strategic partnership with UMG, TME expects to realize in-depth cooperation by leveraging UMG’s vast upstream content combined with the Company’s profound user insights, increasing promotional capabilities, and its interactive and vibrant fan-based music centric ecosystem to further solidify the Company’s content leadership and capture the tremendous growth opportunity driven by continued digitalization of China’s music industry.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

About Universal Music Group

Universal Music Group (UMG) is the world leader in music-based entertainment, with a broad array of businesses engaged in recorded music, music publishing, merchandising and audiovisual content in more than 60 countries. Featuring the most comprehensive catalog of recordings and songs across every musical genre, UMG identifies and develops artists and produces and distributes the most critically acclaimed and commercially successful music in the world. Committed to artistry, innovation and entrepreneurship, UMG fosters the development of services, platforms and business models in order to broaden artistic and commercial opportunities for our artists and create new experiences for fans. Universal Music Group is a Vivendi company.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 871720

SOURCE Tencent Music Entertainment Group